STINSON, MAG & FIZZELL
                   A PROFESSIONAL CORPORATION


                      1201 WALNUT STREET
              KANSAS CITY, MISSOURI 64106-2150
                    TELEPHONE 816.842.8600
                    FACSIMILE 816.691.3495

                      MAILING ADDRESS:
                      P.O. BOX 419251
              KANSAS CITY, MISSOURI 64141-6251



                          Brent Salmons
                         (816) 691-3235

                          April 7, 2000



Ms. Sarah Hirsh
Securities and Exchange Commission
Judiciary Plaza
450 5th Street, NW
Washington, DC  20549


Dear Ms. Hirsh:

          On behalf of Gold Banc Corporation, Inc. (the "Company"), I am requesting a withdrawal of the Company's registration statement on Form S-4, File No. 333-91559, filed on November 23, 1999. The withdrawal is requested due to the fact that unfavorable stock market conditions have precluded the consummation of the merger for which the Form S-4 was filed. The Company and Union Bankshares mutually agreed to terminate their agreement to merge and publicly announced the termination on March 17, 2000. None of the securities which were to be registered by the above referenced Form S-4 were offered or sold.

          If you have any questions, please call me at (816) 691-
3235.

                              Yours very truly,


                              /s/ Brent Salmons
                              Brent Salmons

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